August 27, 2024

Gnag Li
Chief Executive Officer
Chanson International Holding
B9 Xinjiang Chuangbo Zhigu Industrial Park
No. 100 Guangyuan Road, Shuimogou District
Urumqi, Xinjiang, China 830017

       Re: Chanson International Holding
           Registration Statement on Form F-1
           Filed on August 23, 2024
           File No. 333-281732
Dear Gnag Li:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing